Exhibit 99.1

The Nasdaq Stock Market, Inc.	D +852 3656 6054/+852 3656 6061
Listing Qualifications	E nathan.powell@ogier.com/
9600 Blackwell Road	florence.chan@ogier.com
Rockville, MD 20850
United States of America	Reference: FYC/AGC/505991.00001

19 March 2025

Dear Sirs and/or Madams

We act as the Cayman Islands counsel to Fitell Corporation, an exempted company incorporated in the Cayman Islands (the “Company”).

Pursuant to Listing Rule 5615(a)(3), please be informed hereby that the Company has elected to follow its Cayman Islands practices in lieu of the following

Nasdaq Stock Market LLC Rules (the “Rules”):

(i)	Rule 5640 requiring the voting rights of existing shareholders of publicly traded shares of a Nasdaq-listing company registered under section 12 of The Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance, which includes without limitation, the adoption of time-phased voting plans, the adoption of capped voting rights plans, the issuance of super-voting stock, or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer; and

(ii)	Rule 5620 requiring a company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

Under Cayman Islands law, it is permissible for the Company to adopt a dual class share capital structure comprised of class A ordinary shares of US$0.0001 par value each (the Class A Ordinary Shares) and class B ordinary shares of US$0.0001 par value each (the Class B Ordinary Shares), where each Class A Ordinary Share has one vote each and each Class B Ordinary Share has thirty (30) votes each, such rights to be stipulated in the Company’s second amended and restated memorandum and articles of association of the Company to be adopted by special resolution of the Company (the Draft Second Restated MAA).

The adoption of dual class share capital structure by the Company is not prohibited by the Companies Act (Revised) of the Cayman Islands, provided that such dual class share capital structure, including the adoption of the Draft Second Restated MAA, has been duly authorised and adopted by the Company in accordance its memorandum and articles of association then in effect.

Under Cayman Islands law, it is not necessary for the Company to hold an annual meeting of its shareholders, unless it is otherwise specified in the Company’s memorandum and articles of association. Based upon our review of the Draft Second Restated MAA, there is no requirement under the Company’s memorandum and articles of association requiring the Company to hold an annual meeting of its shareholders, unless required by the Rules.

Ogier
Providing advice on British Virgin Islands,
Cayman Islands and Guernsey laws	Partners	Florence Chan*
	Nicholas Plowman	Lin Han†
Floor 11 Central Tower	Nathan Powell	Cecilia Li**
28 Queen’s Road Central	Anthony Oakes	Rachel Huang**		* admitted in New Zealand
Central	Oliver Payne
Hong Kong	Kate Hodson	Yuki Yan**	‡	† admitted in New York
	David Nelson	Richard Bennett**		** admitted in England and Wales
T +852 3656 6000	Justin Davis	James Bergstrom‡
F +852 3656 6001	Joanne Collett	Marcus Leese‡		‡ not ordinarily resident in Hong Kong
ogier.com	Dennis Li

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the NASDAQ Stock Market LLC Rules, and we express no opinion as to the meaning, validity or effect of the NASDAQ Stock Market LLC Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

As required by Listing Rule 5615(a)(3), the Company will disclose in its Form 20-F each requirement of Listing Rule 5600 that it does not follow and describe the home country practice followed in lieu of such requirements.

Yours faithfully

Ogier